Exhibit 99.9
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto Limited AGM
24 April 2008
The Rio Tinto Limited annual general meeting was held on Thursday, 24 April 2008 in Brisbane.
The speeches by the chairman and the chief executive are below.
Opening remarks by the chairman, Paul Skinner
Good morning ladies and gentlemen. I am very pleased to welcome you to this year’s Annual General Meeting.
Before we go any further there will be a short safety briefing. This is something Rio Tinto takes very seriously and I would ask that you all listen carefully.
Directors
All your directors are present at today’s meeting.
Following the acquisition of Alcan we are especially pleased to welcome Yves Fortier and Paul Tellier who are standing for election to the board as non executive directors, and Dick Evans, chief executive of Rio Tinto Alcan, as an executive director. This strong representation from Canada will provide important continuity in the integration of Alcan and brings valuable new perspectives to the board.
Members of the board who are standing for re-election today are Tom Albanese, Vivienne Cox, Richard Goodmanson and myself.
As we announced last year, Sir Richard Sykes, currently the senior independent director, will retire after this year’s annual general meetings after ten years on the board. I take this opportunity of recognising his valuable contribution to Rio Tinto over that period, for which we thank him. Andrew Gould, currently chairman of the Audit committee, will become the senior independent director on Richard’s retirement and will become chairman of the Remuneration committee. Sir David Clementi will replace Andrew as chairman of the Audit committee. These changes are planned to take effect at the conclusion of the 2008 annual general meetings.
Ill health led to the resignation of Ashton Calvert from the board in November and we were deeply saddened to hear of his death shortly afterwards. Ashton joined the boards in 2005 following a long and distinguished career in the Australian foreign service before his last role as secretary at the Department of Foreign Affairs and Trade. He made a major contribution to Rio Tinto and provided valuable insights across a range of major strategic issues, notably in relation to our businesses in Australia and Asia. He was an inspiring colleague and we miss him greatly.

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During 2007 we also achieved a seamless transition in our executive leadership with Tom Albanese taking over as chief executive on 1 May. Retaining continuity and stability during a change of leadership does not just happen — it is the result of careful planning and management focus.
It is testament to the quality of our leadership team that they have delivered a string of records during the year against the backdrop of heightened corporate activity. We are very fortunate to have one of the strongest management teams in the resources sector.
Results and dividend
Rio Tinto is about value creation and business excellence and we remain committed to both.
I am pleased to say that the Group had another record year in 2007, with continuing strong demand and prices for our products. Our underlying earnings in 2007 were a record US$7.4 billion, one per cent above 2006.
Net earnings were $7.3 billion, and cash flow from operations increased 15 per cent to a record $12.5 billion. We are currently generating around a billion dollars a month in cash.
Total dividends declared for 2007 of 136 US cents per share represent an increase of 31 per cent over the 2006 dividend. Reflecting our confidence in the continuing growth of the business, we have committed to further total increases in the dividend of at least 20 per cent in each of 2008 and 2009.
We have always said that our first priority for excess capital after our reinvestment in profitable growth is the ordinary dividend, and we are pleased to reinforce this commitment to our shareholders.
Our confidence is also reflected in our planned capital expenditure in 2008 and 2009 — indicatively around nine billion dollars in each year, including the commitments we have made to Rio Tinto Alcan’s growth projects. We have many opportunities to grow our business from our expanded asset base.
Strategy
Our strategy to add value over time is characterised by consistency and simplicity — we aim to invest in large, long life, cost competitive assets.
The acquisition of Alcan is an excellent example. Against a background of strengthening aluminium prices we have created a global leader in this sector, with high quality assets in all phases of aluminium production.
Similarly, our ongoing investments in iron ore production and infrastructure, and our plans for investment in a series of large, long term copper projects are targeted to create significant value over time. Tom will say more about this.
We have also committed to a programme of disposal of non core assets which will lower our debt level and create the opportunity to focus our business on world class, market leading positions. This is progressing well.
BHP Billiton offer
I should like to make a few comments on the position following BHP Billiton’s preconditional offer. As you know, the Rio Tinto boards unanimously rejected an outline proposal last November of three BHP Billiton shares for each Rio Tinto share. This rejection was after full consideration by our board, on the basis that it significantly undervalued Rio Tinto’s assets and prospects.
In February, BHP Billiton followed this approach with a pre-conditional offer of
3.4 BHP Billiton shares for each Rio Tinto share. Again our boards gave this very careful consideration and concluded that we should reject this also for the same reasons.

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We have an outstanding portfolio of assets, our business is performing very strongly and is very well managed by a talented team. We have taken many opportunities to explain this to the shareholders and the financial community over recent months and I believe the intrinsic value of Rio Tinto is becoming increasingly clear. As you know, a 12 per cent holding in Rio Tinto plc has been taken by the Aluminium Corporation of China (Chinalco). This is not something we solicited, but the acquisition, at a premium to the then prevailing market price, gives directional support to our view on Rio Tinto’s value.
We shall therefore continue on our course of creating value for shareholders and the board will not engage in discussion with any party whose proposals do not fully value Rio Tinto. This would need to reflect a significant premium to what we can achieve ourselves — so far we have not seen that. In the meantime the momentum in our business continues to develop strongly.
Strong in Australia
A lot of that momentum comes from our activities in Australia — Queensland is one of our major operational hubs.
In Australia Rio Tinto is in the forefront of national wealth creation that adds value to the economy in the form of wages, taxes, royalties and interest, as well as profits distributed to shareholders. Brisbane hosts our global Technology and Innovation group where we are developing a global position of technical leadership through our Mine of the Future programme. We also have a strong base in Melbourne, and Perth hosts Rio Tinto’s dynamic global Iron Ore business.
Our pioneering dual listed companies’ structure has proved a very strong platform for growth and we have the capacity to do all we need to do in our sector — Alcan was an example — but at the same time maintain our special relationship with Australia.
Rio Tinto’s focus on its Australian operations has intensified over recent years — with approximately 30 billion Australian dollars in investment since 1998. Last year our value added in Australia amounted to 10 billion. Even more importantly we employ 17,000 people in well paid jobs in Australia and are the largest private sector employer of Aboriginal people.
Rio Tinto has also led the introduction to Australia of new competencies in mining — such as the first modern Aboriginal land access agreements. We are very focused on these important community relationships.
We firmly believe that, through our stewardship and development of Australia’s natural resources, we have demonstrated a full commitment to Australia. A truly global company will seek to achieve that objective in every country in which it operates.
Sustainable development
A successful business is one that is sustainable and meets all its legitimate stakeholders’ needs in the short term and the long term.
By earning a good reputation for our care of the environment and contribution to social improvement and economic conditions of local communities, all within a strong governance structure, we gain improved access to land, people and capital, the three critical resources on which our business success is built.
Our demonstrated commitment to sustainable development is matched by Alcan’s. These common values are greatly assisting in the integration of the two businesses.
Rio Tinto Alcan aims to be the sustainability leader in aluminium. It has consistently been at the forefront of developing the most advanced smelting technology to reduce energy use and emissions. More than half of its electricity requirements come from clean hydro-electric power which will prove an increasing competitive advantage in a carbon constrained world.

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Economic outlook
Turning now to the outlook, market conditions in 2007 served to underline that strong demand for metals and minerals is continuing.
There has clearly been a shift in the cyclical pattern of the industry, driven by demand from fast developing economies. This presents mining companies with a potentially extended period of strong earnings. It is not only about demand — supply is struggling to catch up and keep up, due to multiple constraints in the development of new production capacity.
Last year China’s economy expanded at its strongest pace in 13 years, marking the fifth year of double digit growth. Industrial production there was up by 18.5 per cent and urban investment by 25 per cent. These are key aggregate indicators of China’s industrialisation and urbanisation process.
Because of the developed world’s focus on the weakening economic situation in the US, there’s a perception that mining and metals may face declining demand and a return to cyclical over capacity. This is not how we see it. Important as the US remains to the world economy, it is not as pivotal as it once was to global demand for metals and minerals. For example, last year China consumed more than half the world’s iron ore imports, and its total steel consumption was over three times that of the US.
We often think of China as being powered by exports, and particularly exports to the US. In terms of demand for our products, this is not really the story any more. The direction has changed to one of accelerating internal demand driven by industrialisation and urbanisation. We expect continuing double digit GDP growth in China in 2008 and metals demand to continue to rise at a rate well above GDP growth. Even if an extended US recession were to materialise, our analysis shows it would reduce Chinese GDP only marginally. It is not just a China story — other Asian economies, notably India, are poised for extended periods of growth.
We therefore remain very positive about the prospects for the industry, and for Rio Tinto in particular, given our outstanding portfolio of assets.
Conclusion
2007 was a transformational year for Rio Tinto. As we move through 2008 the extent of this change will become apparent as we move to a new level of performance. This, in turn, will highlight the increased focus of our business on global leading positions in products with strong fundamentals. We have established a new baseline for future value creation for shareholders.
Managing major strategic initiatives places strong extra demands on management and they have certainly risen to meet the challenges. Satisfying the demands of customers, and developing new projects within tight timetables and budgets, puts considerable pressure on every individual in the organisation.
Our record results in 2007 are very much a product of the commitment, dedication and hard work of all our people across the world. On behalf of the board and you, our shareholders, I thank them for all they have done to deliver success in another record year.
Remarks by the chief executive, Tom Albanese
Before I discuss our results, let me say something on safety. This remains the highest priority throughout Rio Tinto.
It is therefore deeply tragic that on 11 March we suffered the loss of ten people in a helicopter accident near the La Granja copper project in Peru.

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Rio Tinto is deeply saddened. Everything was done to assist the families of those on board. Bret Clayton, our Copper group chief executive, other senior executives and I immediately visited the area to lend the support we could.
On 19 March all operations in the Rio Tinto Group worldwide observed a safety shutdown as a mark of respect for this tragic loss.
We also very much regret the four fatalities of contractor personnel at managed operations in 2007. Nevertheless 2007 did see a continuation in improvement of our overall safety performance.
Overall we have a good safety record but we will never be complacent and will continue to work towards our goal of zero harm. This is particularly important as we integrate Alcan and combine what are two strong safety cultures to drive further improvement.
Our company and our industry is going through very exciting and dynamic times. None of us can remember the mining industry so buoyant and Rio Tinto being in such good shape.
We delivered record production for many of our key commodities. This was reinforced by our substantial investment in growth.
Major investments in growth projects made or approved in 2007 totalled an impressive $46 billion.
Most of this was on the acquisition of Alcan for $38 billion, but it also includes construction of iron ore mines and infrastructure, and investments in diamonds, alumina, coal and nickel.
Rio Tinto Alcan
The agreed takeover of Alcan in 2007 was a historic step with far reaching strategic benefits for Rio Tinto. I would like to thank you, our shareholders, for supporting the transaction.
By combining Alcan with the existing Rio Tinto Aluminium business we have become a global leader in aluminium, We own premier assets throughout the aluminium value chain, competitively positioned on the global cost curve, and integration of Alcan into the Rio Tinto Group is well under way.
We have 25 aluminium smelters in 11 territories, most of which are located in OECD countries. Crucially, the production base contains many of the world’s most modern and low cost smelters, fitted out with Rio Tinto Alcan’s industry leading AP Series technology.
We are now a leader in aluminium industry technology, with the takeover of Alcan uniting two of the world’s top metallurgical and research and development teams in a global drive to make aluminium the green metal for the 21st century.
We also own large and sustainable hydro-electric generating capacity of nearly 3,700 megawatts, much of which cannot be duplicated. This is equivalent to an oilfield producing 175,000 barrels a day forever. It constitutes a significant competitive advantage that will only increase in value over time.
The Aluminium group also has a strong project development portfolio. There are six projects planned or under way in bauxite and alumina and seven more in aluminium.
When the deal with Alcan was announced we saw some 600 million dollars of cost savings being achievable. After further work we have set ourselves the target of achieving after tax benefits of US$1.1 billion per year in synergies from the end of 2009.

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Market environment
Turning to the wider commodity market environment, over the past five years the growth of China has created high expectations with a fundamental shift in the global economy towards fast and resource intensive growth.
Countries like China and India continue to industrialise, urbanise and expand their per capita GDP.
We expect these conditions to continue for some time. On top of this strong demand, supply growth continues to be constrained, held back by decades of underinvestment by the mining industry in people, in exploration and resources, in mines and infrastructure.
While demand bodes well for the future, we must remember that to keep our competitive edge we have to work faster at meeting the world’s growing demand, better at leading and shaping our industry, and smarter at creating shareholder value.
This means investing in robust projects that will continue to be market leaders in decades to come.
2007 results overview
Turning to the 2007 financial results, as we have seen, this was another excellent year, breaking production records for iron ore, bauxite, alumina, aluminium, refined copper and refined gold, thus making the most of higher prices.
Price movements on all major commodities increased earnings by 1.4 billion dollars.
We completed four major iron ore projects in 2007 on time and within budget while at the same time achieving record output. These were the expansion of the Tom Price and Yandicoogina mines; expansion of Dampier port, and completion of the first stage of the Hope Downs project.
Copper
The Copper group was our highest earner with a contribution to underlying earnings of $3.5 billion, similar to record earnings in 2006. Earnings in 2007 reflected higher sales of refined copper, and continuing strong copper, molybdenum and gold markets. Positive co- product credits reduced our overall unit cash costs to less than zero.
Iron ore
Our Iron Ore group enjoyed a record breaking year. Underlying earnings rose 18 per cent and set an annual record, as did production and sales. For safety performance this was also the best year on record, with a 35 per cent improvement in the lost time injury frequency rate, despite new projects and a higher level of activity.
Aluminium
Aluminium’s results include Alcan businesses from 24 October. The product group’s contribution to underlying earnings was just over one billion dollars, an increase of 47 per cent over 2006. On a comparable basis, the group achieved record aluminium production. The increased earnings contribution was the result of higher aluminium prices and a one off reduction in Canadian tax rates applying to the Alcan businesses.
Energy
In Energy, 2007 saw the re-emergence of uranium as an important contributor. We are the world’s second largest producer and we saw a trebling of earnings from sharply rising prices realised at Rössing and ERA. In 2007 the biggest negative impact on Energy earnings came from continuing, externally managed, infrastructure issues on the east coast of Australia. We hope to see the new government in Australia begin to address this national issue as a matter of urgency.

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Diamonds and Industrial Minerals
Diamonds and Industrial Minerals performed well in 2007. The Diavik diamond mine, one of the world’s most profitable, had record production and earnings. In Minerals, volume weakness in North America was offset by rising prices for borates and talc. Titanium dioxide prices also firmed, and our ilmenite project in Madagascar is on track for first production at the end of this year.
Divestments
The acquisition of Alcan gave us the opportunity to refocus our portfolio.
This rebalancing of the portfolio also gives us the means of reducing the debt taken on for the Alcan acquisition.
We plan to reduce this debt more quickly by divesting assets that are no longer core to the enlarged Rio Tinto.
We originally set ourselves a target for asset sales of at least $10 billion. After further review this has been increased to at least $15 billion. We aim to achieve $10 billion in 2008, of which we have completed sales of $2.5 billion so far.
We have formal processes in place for all asset sales, and no shortage of interested parties.
Major project developments
At the heart of our value case is the strength of our project pipeline. Our planned capital expenditure in 2008 and 2009 is $9 billion in each year.
Our portfolio of projects allows us to target strong production growth in the three commodities that are key to the economic future of China, and later India and other fast growing and industrialising economies of Asia: iron ore, copper and aluminium.
Ongoing projects include expansion at Kennecott Utah Copper in the US, new iron ore mines and port expansions in Australia, underground development of our diamond mines, extension of coking coal production and re-entry into the nickel business.
In all, extending out to 2012, we have 34 key projects on the go which are expected to boost our production of key commodities.
Beyond 2012, we have a number of early stage and conceptual projects — La Granja copper, Simandou iron ore, Resolution copper and Sulawesi Nickel, for example.
Exploration
Looking even further ahead we have strong growth opportunities generated from our exploration activities, both greenfield and near mine. This is the most cost effective way of acquiring quality assets, and we are very good at it.
It is often our ability to think creatively about an existing asset or a known prospect, which unlocks the opportunity to create value.
Resolution, Simandou, Potasio Rio Colorado and La Granja would be good recent examples. The recently announced one billion tonne Chapudi coal resource in South Africa could be a future example.
We continue to invest at high levels in the area of exploration and evaluation, on which our total pre tax spend was 570 million dollars in 2007.
Strong prospects
Rio Tinto’s project pipeline and exploration capability, together with our proven project execution capability is the key to value adding growth.

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Based on our portfolio of projects, we estimate that the compound annual growth rate of our volumes from 2008 to 2015 is over eight per cent per annum.
This is based on the volume growth rate of our individual products indexed into comparable monetary equivalents using consensus long term prices.
This equates to growth in value, which is the key driver of Rio Tinto.
Volume growth from competitively positioned assets at a time of strong demand will lead to substantially enhanced returns for shareholders. All our investments must pass a rigorous appraisal discipline before they are approved.
As I’ve said, we are in a unique position with strong demand for everything we produce — and we have the operations, prospects and capabilities to deliver this growth.
Our current position in each of our three main products is very strong. We have large scale if not leading positions in each one of them, with competitive operational costs in the first or lower second quartiles.
We have an excellent set of growth opportunities, with the potential to double or even treble the production of our key commodities.
Conclusion
Rio Tinto is therefore perfectly positioned to take advantage of the opportunities afforded by markets that are expected to remain strong for decades to come.
We remain totally focused on value and I am resolved to make the business work faster at meeting the world’s growing demand, better at leading and shaping our industry, and smarter at creating value for our shareholders.
Our 2007 results show that our growth is accelerating. Our planned investments are targeted to maintain this momentum.
Rio Tinto is about value. The value will come from leveraging our assets, our prospects, and our organisation in a very strong market environment, while continuing our commitment to safety, and adhering to our sustainable development principles.
And ultimately the value we create will belong to you our shareholders.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or

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achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605

Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk